UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2025

Commission File Number: 001-41569

LANVIN GROUP HOLDINGS LIMITED

4F, 168 Jiujiang Road,
Carlowitz & Co, Huangpu District
Shanghai, 200001, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 (No. 333-276476), the post-effective amendment No. 5 to Form F-1 on Form F-3 (No. 333-269150) and the registration statement amendment No. 1 on Form F-3 (No. 333-280891) of Lanvin Group Holdings Limited and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Appointment of New Director

On September 30, 2025, the board of directors of the Company (the “Board”) approved the appointment of Mr. Philippe Heim as a director of the Company, with immediate effect, thereby expanding the Board from eight to nine members.

Aside from being a Board member, Mr. Heim is the Co-Chief Financial Officer and Co-Chief Strategy Enabler Officer (CSEO) of Fosun International, a role he has held since November 15, 2024. Prior to joining Fosun International, Mr. Heim served as Chief Executive Officer of La Banque Postale; Deputy Chief Executive Officer and, earlier, Group Chief Financial Officer and member of the Group Executive Committee at Société Générale; and Senior Advisor in the Financial Services Practice at Oliver Wyman. Earlier in his career, he held various positions at the French Ministry of Finance and the French Embassy in Singapore. Mr. Heim graduated from the Paris School of Management (ESCP Europe, 1991), the Paris Institute of Political Studies (Sciences Po Paris, 1993) and the National School of Administration (ENA, 1997).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANVIN GROUP HOLDINGS LIMITED

By:	/s/ Zhen Huang
	Name:	Zhen Huang
	Title:	Chairman

Date: September 30, 2025